June 2, 2006


                                                     MERITAS LAW FIRMS WORLDWIDE
                                                     Roger D. Linn
                                                     916.558.6064 DIRECT
                                                     rlinn@weintraub.com
VIA EDGAR/FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Jeff Jaramillo
              Mail Stop 3651

RE:      NEWGOLD, INC.
         FORM 10-KSB FOR THE FISCAL YEAR ENDED JANUARY 31, 2005
         FILED MAY 2, 2005
         FILE NO. 000-20722

Dear Mr. Jaramillo:

On behalf of Newgold, Inc., a California corporation ("NEWGOLD" or the "COMPANY"), we are responding to the comments in the letter from you dated November 4, 2005 to the above referenced Newgold annual report on Form 10-KSB for fiscal year 2005. The responses below were provided by Newgold, and have been numbered to correspond with the comments in the November 4, 2005.

FORM 10-KSB FOR THE FISCAL YEAR ENDED JANUARY 31, 2005
------------------------------------------------------

Item 6. Management's Discussion and Analysis or Plan of Operation
-----------------------------------------------------------------

Liquidity and Capital Resource, page 18
---------------------------------------

COMMENT 1:

         We note in your last paragraph within this section that "to date, Newgold's President has paid substantially all of your expenses since restarting business in February 2001" Please confirm that all expense incurred by Newgold's President on your behalf have been
















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Securities and Exchange Commission
Division of Corporation Finance
June 2, 2006
Page 2

included in your financial statements. If not, please revise to reflect such expenses with a corresponding credit to capital contribution (additional paid-in-capital) in your financial statements. In this regard, we note from the disclosure in Item 11 - page 31, that Messer. Dockter is a principal shareholder with a 13.5% beneficial ownership in the company. Refer to the guidance in Topic 5T of the Staff Accounting Bulletins (or SAB 79), accordingly.

RESPONSE TO COMMENT 1:

         All expenses incurred by Mr. Dockter have been properly recorded and reflected in the financial statements as originally reported. Accordingly, no changes are required to be reflected in Newgold, Inc.'s January 31, 2005 10-KSB/A as filed on June 2, 2006.


COMMENT 2:

         From the guidance in paragraph 8(b) of SFAS 7, a company is in the development stage if "planned principal operations have commenced but there has been no significant revenue therefrom." Therefore, as your financial statements reflect no revenues being generated, you are considered a development stage company. Please revise your consolidated financial statements to provide the additional information required by paragraph 11 and 12 of SFAS No. 7. In addition, the auditor's report should report on the cumulative information and identify the company as a development stage enterprise. Please revise accordingly.

RESPONSE TO COMMENT 2:

         We agree with your comment and have included appropriate disclosure indicating that Newgold, Inc. is a development stage company. Accordingly, please see Newgold, Inc.'s January 31, 2005 10-KSB/A as filed on June 2, 2006 for changes that have been made.






















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Securities and Exchange Commission
Division of Corporation Finance
June 2, 2006
Page 3

Note 3. Summary of Significant Accounting Policies
--------------------------------------------------

Deferred Reclamation Costs, page F-9, Reclamation Costs, F-10
-------------------------------------------------------------

COMMENT 3:

         We note your disclosure where you state that "the reclamation cost will be allocated to expense over the life of the related assets." Please tell us and disclose the method used by you to amortize the assets retirement cost associated with your reclamation obligations. If you do not use the units-of-production method based on estimated proven and probable ore reserves, please explain to us in detail why your method is preferable, supported with the associated accounting literature. We also note that you disclose your accounting policy prior to adoption of SFAS No. 143 and your amended Form 10-K for the fiscal year ended January 31, 2004 does not include the disclosure requirements in paragraph 26 of SFAS No. 143, upon your initial adoption of SFAS No.143. In this regard, please tell us the date that SFAS No. 143 was adopted by you.
Additionally, provide us with and include the disclosure requirements in paragraph 26 of SFAS No. 143. Also tell us where you included the cumulative effects of initially applying SFAS No. 143 in your statement of operations for the fiscal year ended January 31, 2003 and confirm that you complied with the guidance in paragraph 25 and 26 of SFAS No. 143 in determining your financial statement effects upon your initial adoption of SFAS No. 143.

RESPONSE TO COMMENT 3:

         We have added an additional  note to the financial  statements (see new
Note 6) discussing Newgold's Retirement Asset and Obligation. The note describes in detail our accounting for the adoption of SFAS 143. Please note that the Relief Canyon mine property has been inactive. As disclosed in the above referenced Note 6, "When and if the Relief Canyon property is placed back into an exploration, development, or operating status then the amortization of the additional property cost (using the units of production method) will be included in depreciation expense and the accretion of the discounted liability will be recorded as a separate operating expense in the Company's statement of operations with a corresponding increase in the reclamation liability. On this basis, due to the current liability classification of the asset retirement obligation the Company has not















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Securities and Exchange Commission
Division of Corporation Finance
June 2, 2006
Page 4

recorded any additional results due to the adoption of SFAS 143 and therefore, there are no additional results to be reported for a cumulative effect of the change in this accounting principle during the year ended January 31, 2004. Since the Relief Canyon property was not in production prior to January 31, 2003, no depreciation of the reclamation asset has been considered pursuant to the adoption of SFAS No. 143 for the period from January 1, 1995 through January 31, 2003."

         Also as disclosed in Note 6, "There would have been no pro forma impact on the year ended January 31, 2004 as a result of the application of SFAS No. 143 with no changes to the reclamation obligation recognized prior to the application of SFAS No. 143 related to the Relief Canyon property through January 31, 2004."

Note 7. Commitments and Contingencies
-------------------------------------

Litigation, page F-16
---------------------

COMMENT 4:

         We note from your disclosure that the company is currently "negotiating a settlement with Mr. Wong." To the extent that you are exposed to material losses in excess of the amounts for which accruals have been established, please revise the notes to your financial statements to include a discussion of the pending matters and the potential range of losses to which you are exposed in connection with this matter. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAD Topic 5: Y, Question 2. If no estimate of these amounts can be made, please explain why and state this in your revised disclosure. Also, disclose the amounts of any accruals that have been established as required by paragraph 9 of SFAS No.5.

RESPONSE TO COMMENT 4:

         Mr. Wong is currently a shareholder of Newgold, Inc. and has been known by Mr. Dockter for a number of years. Our current settlement discussions would not require any additional expense to be recorded by Newgold, Inc. Additionally, Newgold, Inc. has not
















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Securities and Exchange Commission
Division of Corporation Finance
June 2, 2006
Page 5

established any accruals in regards to this litigation and accordingly no further disclosure per SFAS No. 5 is required .

Conclusion
----------

         If you have any further comments or questions, please contact the undersigned at (916) 558-6000.

Very truly yours,

WEINTRAUB genshlea chediak
LAW CORPORATION


Roger D. Linn

RDL:dmg

cc.      Scott Dockter
         James Kluber